UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2025

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Shinhan Financial Group made a resolution to enter into a trust agreement for acquisition of treasury shares

On July 25, 2025, the board of directors of Shinhan Financial Group resolved to enter into a trust agreement to acquire treasury shares. The details are as follows:

1.	Number of Shares to be Acquired: 11,544,011 common shares

2.	Estimated Acquisition Amount: KRW 800,000,000,000

* Of the 800 billion KRW worth of treasury shares to be acquired by trust, approximately 600 billion KRW is expected to be acquired by December 31, 2025, and the remaining approximately 200 billion KRW will be acquired by January 30, 2026.

3.	Scheduled Acquisition Period: July 31, 2025 - January 30, 2026

4.	Purpose of Acquisition: Cancellation of shares

5.	Acquisition Method: Acquisition on the stock exchange (KRX)

6.	Entrusted Brokerage Company: NH Investment & Securities Co., Ltd..

7.	Treasury Stock Holdings as of July 25, 2025: - Acquisition within the profits available for dividends: None - Other Acquisition: 1 common shares

8.	Date of resolution by the board of directors: July 25, 2025

9.	Estimated acquisition amount: KRW 69,300

10.	Limit to Acquiring Treasury Stocks

(Unit: KRW)
Items	Amount
1. Upper limit of profits available for dividends in accordance with the Korean Commercial Code as of the end of the previous fiscal year	4,072,040,620,882
2. Acquired amount of treasury stock after previous fiscal year end	650,111,931,310
3. Amount of 'dividends' and related 'earned profit reserve' decided at annual general meeting of shareholders after previous fiscal year end	267,754,714,560
4. Amount of 'interim/quarterly dividends' and related 'earned profit reserves' decided by board of directors after previous fiscal year end	554,859,088,290
5. Amount of trust contract	-
6. Acquisition cost of treasury stock sold after previous fiscal year end (moving average method)	-
Limitation on the acquisition price of treasury shares (1-2-3-4-5+6)	2,599,314,886,722

11.

Other Considerations

- This contract pertains to entering into a new trust agreement for the acquisition of treasury shares.

- The above ‘6. Treasury stock holdings before contract-acquisition for other reasons' is the fractional shares acquired during the comprehensive stock exchange process (Orange Life, Neoplux, etc).

- Regarding “7. Date of board resolution (decision date)- Attendance of auditors (members of Audit Committee who are not outside directors," all members of Shinhan Financial Group's Audit Committee are outside directors.

-The above "9. Number of shares to be acquired" is calculated by dividing the above "1. Contract Amount (KRW)" by the "10. Estimated acquisition amount(KRW)". The actual number of shares may change depending on future stock price fluctuations.

- The above"10. Estimated acquisition amount(KRW)' is based on the closing price on the day before the board resolution date (July 24, 2025). Therefore, the actual acquisition amount may vary due to stock price fluctuations.

- The above"11. Expected Holding Period after Acquisition" may change depending on various management factors, such as the company's financial status and market conditions. However, since these treasury shares are intended for cancellation, they will be canceled following the necessary procedures after the trust contract ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: July 25, 2025	By:	/s/ CHUN Sang Yung

Name: CHUN Sang Yung
Title: Chief Financial Officer